Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

The following is a copy of the email that was sent to all employees of Progress Energy, Inc.’s Energy Supply department on January 10, 2011 regarding the merger of Progress Energy, Inc. and Duke Energy Corporation:

To Energy Supply employees:

Today’s news has created great excitement in our organization, and for good reason. The proposed combination of Progress Energy and Duke Energy is a merger of two outstanding companies. This powerful combination will generate great opportunities for our customers, shareholders and employees.

We have benchmarked ourselves against Duke Energy for many years. Like us, Duke has long been an industry leader in utility operations and customer service. Our companies share a similar history, operating approach, customer base and commitment to excellence. The combination creates a larger, financially stronger company better able to meet the many challenges we face as an industry.

In Energy Supply, we have made significant progress in addressing challenges such as rapidly evolving regulatory requirements, the effective application of technology, the need to replace aging infrastructure, and our drive to build a balanced solution. Our merger with Duke will help to solidify and accelerate our progress.

Operating the country’s largest regulated nuclear fleet will strengthen our ability to leverage scale and to implement best practices. The fleet diversity in fuel source and operating characteristics of our complementary coal, gas, oil and hydro generation assets will position us to meet the demands of our energy future. This partnership gives us better scale and reach to enhance the effectiveness of our new generation construction projects.

As exciting as this opportunity is, we must recognize that today is an eventful and emotional day for each of us. There are more questions than answers, and that certainly can make many of us uncomfortable. However, there are several things we do know:

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We will move through the integration of our companies thoughtfully and with sensitivity. We expect that there will be layoffs at both companies and primarily in support organizations where there is some overlap. But no positions will be eliminated until the merger is approved, which we expect to take about a year. And reductions will be phased in over several years.

•	The organizational evaluation process will be developed jointly by our companies in the weeks ahead.

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Most of our Energy Supply employees will be part of the combined company, and there will be enhanced professional opportunities that result from being a larger organization spanning six states. For those who ultimately are not placed in the new company, we will provide assistance to ease the transition.

Answers to our questions will not come all at once, and I’m sure the flow of information will seem slow at times. Be assured that we are committed to sharing as much information as we can, as soon as we can. We will establish communication tools to provide specifics on the integration process and to monitor and answer specific employee questions and concerns. I and the entire Energy Supply leadership team are committed to keeping you as well informed as possible.

In closing, I want to emphasize the importance of remaining focused on the company we operate today, the objectives that we have for 2011, and the vital daily tasks that we each must complete. We cannot allow ourselves or our teammates to be distracted from our responsibilities. Safety is the most important part of that equation. We cannot relax in our commitment to, and focus on, ensuring the safety of ourselves and those around us. Please remain focused on your important work every hour, every mile, every day.

Thank you for the tremendous effort and dedication that is so evident in your daily work.

Jeff

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As an employee, you may also be a shareholder of Progress Energy. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress’ and Duke’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress nor Duke undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website www.progress-energy.com under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Progress Energy and Duke Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.